UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

iClick Interactive Asia Group Limited

(Name of Issuer)

Class A ordinary shares, par value of $0.001 per share

(Title of Class of Securities)

G47048 106

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Jiping Liu
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 343,750 ordinary shares. See Item 4.
	6	Shared Voting Power 2,011,997 ordinary shares. See Item 4.
	7	Sole Dispositive Power 343,750 ordinary shares. See Item 4.
	8	Shared Dispositive Power 2,011,997 ordinary shares. See Item 4.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,355,747 ordinary shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.0%. See Item 4.
12	Type of Reporting Person IN

1	Names of Reporting Persons Maestro Investment Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 2,011,997 ordinary shares. See Item 4.
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,011,997 ordinary shares. See Item 4.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,011,997 ordinary shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.7%. See Item 4.
12	Type of Reporting Person CO

Item 1(a).	Name of Issuer:

iClick Interactive Asia Group Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

15/F, Prosperity Millennia Plaza

663 King’s Road, Quarry Bay

Hong Kong S.A.R.

Item 2(a).	Name of Person Filing:

Jiping Liu

Maestro Investment Holdings Limited

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

Jiping Liu

ABM Chambers, Columbus Centre

Road Town, Tortola

British Virgin Islands

Maestro Investment Holdings Limited

ABM Chambers, Columbus Centre

Road Town, Tortola

British Virgin Islands

Item 2(c).	Citizenship:

Maestro Investment Holdings Limited — British Virgin Islands

Jiping Liu — People’s Republic of China

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value of $0.001 per share (the “Class A Ordinary Shares”)

Item 2(e)	CUSIP No.:

G47048 106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4	Ownership

The following information with respect to the ownership of the Class A Ordinary Shares by each of the reporting persons is provided as of December 31, 2017:

Reporting Person:	Amount Beneficially Owned:		Percent of Class:(1)	Sole Power to Vote or Direct the Vote:		Shared Power to Vote or to Direct the Vote:		Sole Power to Dispose or to Direct the Disposition of:		Shared Power to Dispose or to Direct the Disposition of:
Jiping Liu	2,355,747	(2)	9.0%	343,750	(2)	2,011,997	(2)	343,750	(2)	2,011,997	(2)

Maestro Investment Holdings Limited	2,011,997	(3)	7.7%	0		2,011,997	(3)	0		2,011,997	(3)

(1)	The percentage of the class of securities beneficially owned by each reporting person is based on 26,059,433 outstanding ordinary shares (being the sum of 21,238,825 Class A Ordinary Shares and 4,820,608 Class B ordinary shares outstanding as of December 31, 2017, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares).
(2)	Includes (i) 2,011,997 Class A Ordinary Shares held by Maestro Investment Holdings Limited; and (ii) 687,500 American depositary shares, representing 343,750 Class A Ordinary Shares held by Mr. Jiping Liu. Mr. Jiping Liu is the sole director of Maestro Investment Holdings Limited.
(3)	2,011,997 Class A Ordinary Shares held by Maestro Investment Holdings Limited.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8	Identification and Classification of Members of the Group

Not applicable

Item 9	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2018

Jiping Liu	/s/ Jiping Liu

Maestro Investment Holdings Limited	By:	/s/ Jiping Liu
	Name:	Jiping Liu
	Title:	Director

LIST OF EXHIBITS

Exhibit 99.1 — Joint Filing Agreement